UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                       OXBORO MEDICAL INTERNATIONAL, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  691384 10 1
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 691384                     13G

1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Larry Rasmusson
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    N/A
                                                                 (a) [  ]
                                                                 (b) [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER            5.       SOLE VOTING POWER          613,134
OF SHARES
BENEFICIALLY      6.       SHARED VOTING POWER        4,105 (held in ESOP)
OWNED BY EACH
REPORTING         7.       SOLE DISPOSITIVE POWER     613,134
PERSON WITH
                  8.       SHARED DISPOSITIVE POWER   4,105 (held in ESOP)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         617,239

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [  ]   N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         23.1%

12.      TYPE OF REPORTING PERSON*

         Individual (IN)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                        AMENDMENT NO. 2 TO SCHEDULE 13G

ITEM 1.           NAME AND ADDRESS OF ISSUER:

                  Oxboro Medical International, Inc.
                  13828 Lincoln Street N.E.
                  Ham Lake, Minnesota 55304

ITEM 2.           NAME AND ADDRESS OF PERSON FILING:

     a.           Larry Rassmusson

     b.           13828 Lincoln Street N.E.
                  Ham Lake, Minnesota 55304

     c.           United States of America

     d.           Common Stock, Par Value $0.01 Per Share

     e.           691384 10 1

ITEM 3.           RULE 13-3(b), OR 13d-2(b):

                  Not Applicable

ITEM 4.           OWNERSHIP:

     a.           Amount Beneficially Owned:                             167,239

     b.           Percent of Class:                                        23.1%


     c.           Number Of shares as to which such person has:

                  (i)      sole power to vote or direct the vote         613,134

                  (ii)     shared power to vote or to direct the vote     4,105*

                  (iii)    sole power to dispose or to direct the disposition
                           of                                            613,134

                  (iv)     shared power to dispose or to direct the disposition
                           of                                             4,105*
                           * held in ESOP

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                  WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  Not Applicable

         By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          --------------------------------------
                                          Date


                                          --------------------------------------
                                          Signature



                                          Larry Rasmusson, Chairman of Board and
                                          --------------------------------------
                                          Chief Financial Officer
                                          --------------------------------------
                                          Name/Title